                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                _______________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             CKE Restaurants, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   485636104
                                 (CUSIP Number)

                              William P. Foley, II
                                   President
                               Bognor Regis, Inc.
                               3811 W. Charleston
                                   Suite 210
                            Las Vegas, Nevada  89102
                              Tel. (702) 877-3003

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 11, 1995
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.


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                                  SCHEDULE 13D

CUSIP NO.:  485636104

(1)      NAME OF REPORTING PERSON:

         Cannae Limited Partnership, a Nevada Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS. No.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              /X/

         (b)              / /

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  3,820,002

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  3,820,002

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 3,820,002

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.35%

(14)     TYPE OF REPORTING PERSON:  PN





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                                  SCHEDULE 13D

CUSIP NO.:  485636104

(1)      NAME OF REPORTING PERSON:
         Folco Development Corporation, a Nevada Corporation
         Daniel V., Inc., a Nevada Corporation
         Daniel D. Lane Revocable Trust, u/d/t 7/10/92
         Frank P. Willey
         Ce Mar Las Vegas X, Inc., a Nevada corporation
         Berry Living Trust, u/d/t 11/5/87
         Salvatore Family Trust, u/d/t 11/8/91
         Max Hickman
         Lawrence Calinda
         Wayne Diaz
         Carl A. Strunk
         Ron Maggard
         Daniel M. Culnane

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)              /X/

         (b)              / /

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  PF BK OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:
         Folco - Nevada                            Ce Mar - Nevada
         Daniel V. - Nevada                        Berry Trust - California
         Lane Trust - Nevada                       Salvatore Trust - California
         Individuals - United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
         (7)     SOLE VOTING POWER:  4,343,752

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  4,343,752

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 4,343,752

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.14%

(14)     TYPE OF REPORTING PERSON:  CO IN OO-Trust





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                 The Schedule 13D of Cannae Limited Partnership, a Nevada
Limited Partnership (the "Partnership") with respect to shares of common stock, par value $.01 per share (the "CKE common stock") of CKE Restaurants, Inc. a Delaware corporation ("CKE") (the "Partnership 13D"), is hereby amended as set forth below. In addition, as stated in the last paragraph of Item 2 of the Restated Schedule 13D and Amendment No. 2, dated December 10, 1993, of Folco Development Corporation, a Nevada Corporation, Daniel V., Inc., a Nevada Corporation, the Daniel D. Lane Revocable Trust, u/d/t 7/10/92, Frank P. Willey, Ce Mar Las Vegas X, Inc., a Nevada corporation, the Berry Living Trust, u/d/t 11/5/87, the Salvatore Family Trust, u/d/t 11/8/91, Max Hickman, Lawrence Calinda, Wayne Diaz, Carl A. Strunk, Ron Maggard and Daniel M. Culnane (collectively, the "Other Filing Persons") with respect to CKE common stock, this Amendment No. 1 to the Partnership 13D will also serve to disclose and update information with respect to the Other Filing Persons. All capitalized terms used herein without definition have the definitions given to such terms in the Partnership 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                 Item 4 of the Partnership 13D is hereby amended by adding thereto the following:

                 Mr. Foley became a director of CKE in December, 1993, the Chairman of the Board of CKE in March, 1994 and Chief Executive Officer of CKE in October, 1994. Daniel D. (Ron) Lane ("Mr. Lane"), President of Daniel and trustee of the Daniel D. Lane Revocable Trust (the "Lane Trust"), each of which are limited partners of the Partnership, became a director of CKE in December, 1993 and became the Chief Executive Officer of Boston Pacific, Inc., a subsidiary of CKE, in October, 1994. Mr. Willey became a director of CKE in June, 1994.

                 During the period between December 30, 1994 and January 11, 1995, Fidelity National Financial, Inc., a Delaware corporation ("Fidelity") purchased 256,000 shares of CKE common stock, which constitute 1.36 percent of the outstanding shares of CKE common stock. Reference is hereby made to the
Schedule 13D of Fidelity with respect to such shares of CKE common stock (the "Fidelity 13D"). Reference is also made to the Fidelity 13D for a description of various relationships between Fidelity and certain partners of the Partnership or certain of the Other Filing Persons. As more fully described therein, Mr. Foley is the Chairman of the Board and Chief Executive Officer of Fidelity, Mr. Willey is the President and a director of Fidelity, and Mr. Lane is a director of Fidelity, and, more generally, a number of the partners of the Partnership and a number of the Other Filing Persons are, or are entities associated with individuals who are, officers, directors or employees of Fidelity.

                 By virtue of the relationships described in the Fidelity 13D, a group comprised of the Partnership and the Other





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Filing Persons (the "Cannae Group") could be deemed to be members of a group with respect to shares of CKE common stock comprised of the Cannae Group and Fidelity, and accordingly, pursuant to Rule 13d-5(b)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the members of the Cannae Group could be deemed to be the beneficial owners of the shares of CKE common stock beneficially owned by Fidelity. Each member of the Cannae Group expressly disclaims that it has entered into an agreement with Fidelity for purposes of acquiring, holding, voting or disposing of equity securities of CKE and further disclaims that it is a member of a group with respect to such securities comprised of the Cannae Group and Fidelity. Each member of the Cannae Group further expressly disclaims beneficial ownership of the shares of CKE common stock beneficially owned by Fidelity, other than those shares owned directly by such member.

                 Fidelity states in the Fidelity 13D that, notwithstanding that it expressly disclaims beneficial ownership of shares of CKE common stock beneficially owned by the Cannae Group and notwithstanding that it has acquired the shares of CKE common stock owned by it for the purpose of investment, it may at any time in the future determine to, and expressly reserves the right to, take actions with respect to CKE and/or its equity securities in parallel to or in concert with actions taken by the Cannae Group, if and to the extent that Fidelity determines that the taking of such actions by it are in its and its shareholders best interests. Fidelity further states in the Fidelity 13D that it reserves the right to take any such actions independent of any actions of, or any plans or proposals of, the Cannae Group.

                 Similarly, the Cannae Group expressly reserves the right to take actions with respect to CKE and/or its equity securities in parallel to or in concert with actions taken by Fidelity. The Cannae Group reserves the right to take any such actions independent of any actions of, or any plans or proposals of, Fidelity.

                 Except as specified above, the Cannae Group and its members do not have any specific plans or proposals that relate to or would result in any of the actions specified in Item 4 of Schedule 13D but retain the right to take all such actions as they may deem appropriate. Subject to the continuing review of the business prospects of CKE and depending on market conditions, economic conditions and other relevant factors, the Cannae Group and its members may determine (either independent of or in concert with Fidelity, as described above) to increase, decrease or entirely dispose of their holdings in CKE, purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of CKE for investment, or acquire or seek to acquire control of CKE by merger, proxy solicitation, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as they may consider desirable.





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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Partnership 13D is hereby amended by adding thereto the following:

                 With respect to the share and percentage ownership of CKE common stock by Fidelity, reference is made to the Fidelity 13D. As indicated above, the Cannae Group disclaims beneficial ownership of the shares of CKE common stock owned directly by Fidelity.





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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 1995


                                   Cannae Limited Partnership


                                   By:  Bognor Regis, Inc., its
                                        General Partner


                                   By: /s/ William P. Foley, II
                                       --------------------------------
                                       Name:   William P. Foley, II
                                       Title:  President


                                   Folco Development Corporation


                                   By: /s/ William P. Foley, II
                                       --------------------------------
                                       Name:   William P. Foley, II
                                       Title:  President


                                   Daniel V., Inc.


                                   By: /s/ Daniel D. (Ron) Lane
                                       --------------------------------
                                       Name:   Daniel D. (Ron) Lane
                                       Title:  President


                                       /s/ Daniel D. (Ron) Lane
                                       --------------------------------
                                       Daniel D. (Ron) Lane, as Trustee
                                       of the Daniel D. Lane Revocable
                                       Trust u/d/t July 10, 1992


                                       /s/ Frank P. Willey
                                       --------------------------------
                                       Frank P. Willey





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                              Ce Mars Las Vegas, Inc.


                              By: /s/ James Cavaricci
                                  --------------------------------
                                  Name:   James Cavaricci
                                  Title:  President


                                  /s/ Robert L. Berry
                                  --------------------------------
                                  Robert L. Berry as Trustee of
                                  the Berry Living Trust u/d/t
                                  November 5, 1987


                                  /s/ Nancy L. Berry
                                  --------------------------------
                                  Nancy L. Berry, as Trustee of
                                  the Berry Living Trust u/d/t
                                  November 5, 1987


                                  /s/ Max Hickman
                                  --------------------------------
                                  Max Hickman


                                  /s/ Vince Salvatore
                                  --------------------------------
                                  Vince Salvatore, as Trustee of
                                  the Salvatore Family Trust u/d/t
                                  November 8, 1991


                                  /s/ Anna M. Salvatore
                                  --------------------------------
                                  Anna M. Salvatore, as Trustee of
                                  the Salvatore Family Trust u/d/t
                                  November 8, 1991


                                  /s/ Lawrence Calinda
                                  --------------------------------
                                  Lawrence Calinda


                                  /s/ Wayne Diaz
                                  --------------------------------
                                  Wayne Diaz


                                  /s/ Carl A. Strunk
                                  --------------------------------
                                  Carl A. Strunk


                                  /s/ Ron Maggard
                                  --------------------------------
                                  Ron Maggard


                                  /s/ Daniel M. Culnane
                                  --------------------------------
                                  Daniel M. Culnane




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